Exhibit 99.75

WONDERFI TECHNOLOGIES INC.

(Formerly, Austpro Energy Corporation)

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2021

The following Management’s Discussion and Analysis (“MD&A”) comments on the audited financial condition and results of operations of WonderFi Technologies Inc., formerly Austpro Energy Corporation (“WonderFi” or “the Company”) for the period from incorporation (January 30, 2021) to September 30, 2021. All data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. The information contained herein should be read in conjunction with WonderFi’s audited financial statements for the period from incorporation (January 30, 2021) to September 30, 2021 (the “Financial Statements”).

Unless the context otherwise requires, all references to “WonderFi”, “Company”, “our”, “us”, and “we” refers to WonderFi Technologies Inc.

This MD&A is dated December 15, 2021. All amounts are presented in Canadian dollars, unless otherwise noted.

On August 30, 2021, WonderFi Technologies Inc. formerly Austpro Energy Corporation (“Austpro”) and WonderFi Digital Inc., formerly DeFi Ventures Inc. (“DeFi”), completed their Amalgamation Agreement (“Agreement”), that had the effect of Austpro acquiring all of the issued and outstanding common shares in the capital of DeFi (the “DeFi Shares”). The Agreement resulted in Austpro acquiring 100% of the securities of DeFi.

Pursuant to the Arrangement, holders of DeFi Shares received one Resulting Issuer Share of WonderFi in exchange for each DeFi Share held. Holders of options to acquire DeFi Shares (“DeFi Options”) received, upon exercise of a DeFi Option for the same aggregate consideration, WonderFi Shares in lieu of the DeFi Shares otherwise issuable prior to the closing of the Arrangement.

In connection with the Agreement, the proceeds from the subscription receipts of DeFi for aggregate proceeds of $17,715,000 (the “Subscription Receipts”) were converted into shares of WonderFi. Each Subscription Receipt was automatically exercised, for no further consideration and with no further action on the part of the holders thereof, to acquire one common share of DeFi. The DeFi shares issuable upon exercise of the Subscription Receipts were exchanged for one common share of WonderFi resulting from completion of the Agreement. The Company engaged an Agent for the financing and the Agent received a cash commission of up to 7% of the gross proceed of the Subscription Receipts, in addition, the Agent was issued Agent Warrants up to 7% of the number of Subscription Receipts sold by the Agent. These Agent Warrants are exercisable to acquire one WonderFi Share at an exercise price of $1.00 per share for a period of 24 months from the closing of the Acquisition.

Prior to the Closing of the Agreement, DeFi completed an additional $5.58 million non- brokered private placement at a price of $1.05 per share, which was led by Alameda Research, a quantitative trading firm founded by Sam Bankman-Fried, the CEO and founder of FTX.

DeFi was incorporated provincially under the Business Corporations Act (British Columbia) on January 30, 2021 as DeFi Ventures Inc. DeFi’s registered office is located at 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, B.C., Canada, V7X 1T2.

Upon completion of the Agreement, the existing shareholders of Austpro held approximately 3% in the capital of the Company while the former shareholders of DeFi held approximately 97%.

Since the Agreement resulted in the shareholders of DeFi obtaining control of WonderFi, it constituted a reverse acquisition for accounting purposes with DeFi being identified as the accounting acquirer. The net assets (liabilities) of Austpro at the date of the reverse acquisition were deemed to have been acquired (assumed) by DeFi. As a result, this MD&A includes the discussion of DeFi as the continuing parent of the group.

Advisory Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. When used in this MD&A the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among other things, our objectives, goals, strategies, intentions, plans, estimates, outlook, expected growth and business opportunities. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.

Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding revenues, operating costs and tariffs, taxes and fees, changes in market competition, governmental or regulatory developments, changes in tax legislation and general economic conditions. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the Company’s ability to develop various decentralized finance software applications which are considered financially viable; the sufficiency of the Company’s cash and cash generated from operations to meet its working capital and capital expenditure requirements; the ability of the Company to raise sufficient capital to fund operations and meet its financial obligations; and changes in accounting standards. The Company has made certain assumptions about the Company's business, the economy and digital currencies, decentralized finance and blockchain sectors in general and has also assumed that there will be no significant events occurring outside of the Company's normal course of business.

The Company cautions you that the foregoing list may not contain all of the forward-looking statements made in this document. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward- looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits that the Company will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive. When relying upon our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and WonderFi does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Overview and Nature of Business

WonderFi is a publicly listed technology company seeking to simplify user interaction with the emerging business sector of decentralized finance through its suite of software products. WonderFi’s strong engineering capabilities are focused around integrating protocols and abstracting the complexities, which are preventing wider adoption of the technology. WonderFi is also focused on aggregating market data and publishing educational resources to help increase awareness and understanding of the technology.

For the period from January 30, 2021 to September 30, 2021, the Company was focused on designing its WonderFi software platform. WonderFi has successfully recruited an experienced leadership and technical team dedicated to the development of the Company’s suite of products. The team has experience in many areas of software development including blockchain technology, digital assets and financial technology ("Fintech"). The Company has allocated a significant portion of resources towards building a highly capable engineering team consisting of industry experts that have deep knowledge of blockchain infrastructure and over 20 years of cumulative experience building blockchain applications. The Company’s engineering team is supported by a small and agile team of industry experts who guide product development; this structure has allowed for cost-efficiency while the Company is in the pre- revenue phase of operations. The WonderFi software platform is designed to be flexible and modular in order to adapt and grow as the sector evolves in order to anticipate user needs and integrate new technology. The platform is developed in-house, which requires the Company to continually invest in intellectual capital which it believes is a competitive advantage.

Other 2021 Highlights

On December 9, 2021, the Company announced that the launch date of its WonderFi App will be released on desktop on January 25, 2022, with a mobile app release to follow.

On December 7, 2021, the Company announced the launch of “Money Goals”, a financial literacy initiative in partnership with Animal Capital and Josh Richards, focused on Gen Z.

On December 3, 2021, the Company announced that it has made a strategic investment of $5 million into First Ledger Corp., the parent company of Bitbuy Technologies Inc.(“Bitbuy”), Canada’s first approved crypto marketplace. The Company holds a non-interest bearing convertible note due November 29, 2022 that is convertible into common shares of Bitbuy at $5 per share.

On November 24, 2021, the Company announced the listing of tokenized shares of WonderFi on FTX, a leading global cryptocurrency exchange, founded by Sam Bankman-Fried.

On November 15, 2021, the Company announced the appointment of Bill Koutsouras as Charman of the Board. Mr. Koutsouras has served as the lead independent director of Galaxy Digital and as Chairman of the Board of Wheaton Precious Metals International. Currently Mr. Koutsouras has been the principal of Kouts Capital since 2011, an independent investment company and advisory firm.

On November 8, 2021, the Company announced an investment in the Solana ecosystem through the Incentive Ecosystem Foundation, which includes Solana and Serum as the two largest weighted assets. Solana is a programmable blockchain capable of executing up to 50,000 transactions per second and Serum is a non-custodial decentralized exchange operating on the Solana blockchain created by FTX, Alamada Research and several other partners through the Serum Foundation. In addition, the Company invested in Series B-1 round of FTX Trading.

On November 3, 2021, the Company announced it has established and deployed additional proof of stake validator nodes.

On November 1, 2021, the Company announced that it has approval to purchase up to $10 million in digital assets weighted across key assets that drive value in the decentralized finance sector.

On October 26, 2021, the Company announced that it has closed its previously announced bought deal private placement of 13,520,001 Units at a price of $1.95 per unit for gross proceeds to the Company of $26,364,002. Each Unit consisted of one common share of the Company and one-half of one Common Share purchase warrant. Each Warrant is exercisable to acquire one Common Share at an exercise price of $2.55 for a period of 36 months.

On October 15, 2021, the Company announced that it has partnered with DeFi Pulse Inc., a firm that designs indexes for decentralized finance, to offer digital assets indexes through the WonderFi App.

On October 5, 2021, the Company announced that, in collaboration with Circle Internet Financial, LLC, that it will be offering Circle’s USD Coin through the WonderFi App to help expand access to the dollar digital currency.

On September 27, 2021, The Company announced that it has established and deployed proof of stake (“POS”) validator nodes on the Ethereum network, as part of its continued decentralized finance infrastructure and portfolio management strategy. Validator nodes play a crucial role in securing the networks that power Decentralized finance, while also earning yield on staked assets.

On September 14, 2021 the Company announced that the Company will be using US dollar denominated stablecoins in its treasury management strategy. The Company intends to utilize certain stablecoins including USDC and DAI and the Company will review performance, risks and new developments in the area on an ongoing basis to continue to optimize its treasury management.

On September 7, 2021, the Company announced approval to purchase up to $6.8 million in digital assets across key assets that drive decentralized finance sector. The Company will execute dollar cost averaging strategy in order to mitigate short term price volatility. The First tranche was completed on September 6, 2021 and included $1.8 million of Bitcoin, Ethereum, Uniswap, Compound, Aave, Maker and Yearn. On September 7, 2021, the Company also announced that its shares have begun trading on the OTC Pink Market in the United States under the symbol “WONDF” and that the Company is in the process of applying to up-list to the OTCQB Venture Market.

On June 30, 2021, the Company completed a private placement and issued 5,318,243 common shares for gross proceeds of $5,584,155, of which $1,070,000 was received in July 2021.

On May 21, 2021, the Company completed a private placement and issued 9,000,000 common shares for gross proceeds of $2,250,000.

On April 14, 2021, the Company completed a private placement and issued 2,600,000 common shares for gross proceeds of $650,000.

Operational highlights since incorporation include building out the executive & management team and beginning development of the Company’s product. Notable personnel are as follows:

Ben Samaroo – Chief Executive Officer

Ben is an entrepreneur with executive and advisory experience in private and public companies in Fintech, blockchain and digital assets. Ben was formerly an executive officer of First Coin Capital, a cryptocurrency start-up acquired by Galaxy Digital, and served on the Galaxy Digital leadership team. He serves as an advisor to the British Columbia Securities Commission on the Fintech Advisory Forum and to FINTRAC on virtual currencies. Ben holds his Juris Doctor and Bachelor of Commerce from the University of Alberta.

Cong Ly – Chief Technology Officer

Cong is an experienced technology leader with extensive working knowledge in Fintech, blockchain technology, and distributed computing development. Cong held management positions at Hootsuite, responsible for the volume business and strategic integration. He also served as the Director of Technology at First Coin Capital, which was acquired by Galaxy Digital. Cong holds a Master of Science degree with specialization in Distributed Multimedia Systems from Simon Fraser University. His research in distributed computing has been extensively published in major ACM Multimedia conferences and journals including IEEE Transactions on Multimedia.

Dean Sutton – Chief Strategy Officer

Dean is a technology founder, venture builder and investor with a decade of experience in leading technology-centric companies through development, financing and commercialization. As an active founder, executive and participant in Fintech and cryptocurrencies since 2015, he has supported and advised a number of companies, including the first Bitcoin mining company to list on the London Stock Exchange. He is a Co-Founder of LQwD Financial Corp., a Bitcoin infrastructure and payments company focused on the Lightning Network, and Atlas One Digital Securities, a Canadian digital securities investment platform. He is a member of the Forbes Technology Council, a mentor with the Branson Centre of Entrepreneurship and an avid supporter of the Fintech and digital currency start-up ecosystem.

Overall Performance, Selected Annual Information & Discussion of Operations

Summary of Financial and Operating Results - Period from Incorporation (January 30, 2021) to September 30, 2021

Selected financial information for the Company for the indicated period is provided below:

Incorporation to September 30, 2021
Revenue ($)	-
Loss from Operations ($)	5,062,610
Basic and Diluted Loss per Share ($)	$0.15
Total Assets ($)	25,372,220
Total non-current liabilities ($)	-
Distributions or cash dividends declared per-share for each class of share	-

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected unaudited quarterly financial information of the Company and is derived from unaudited interim consolidated financial statements prepared by management.

Period	Revenues $	Loss for the period $	Basic and fully diluted loss per share $
3rd Quarter 2021	Nil	(3,626,071)	(0.08)
2nd Quarter 2021	Nil	(1,021,075)	(0.03)
1st Quarter 2021	Nil	(415,464)	(0.02)

The quarter ended September 30, 2021 is the Company’s third quarter of operations and first quarter of it being a publicly listed entity. The loss for the third quarter includes a listing expense of $2,298,615. The Company expects its losses in the near term to increase as it looks to launch its WonderFi software platform and further expand operations.

The Company changed its fiscal year end to September 30th from December 31st, on October 18, 2021.

For the Period From Incorporation to September 30, 2021

The Company’s net loss totalled $5,062,610 for the period from January 30, 2021 to September 30, 2021, with basic and diluted loss per share of $0.15 per common share. Net loss primarily consisted of a one-time listing expense of $2,298,615 (associated with the Amalgamation agreement) share-based payments of $1,183,308, marketing and customer development costs of $444,633, research and development costs of $505,789, and professional fees of $341,650. Included in share-based payments, is the recognition of a share-based payment of $0.018 per share on the Company’s issuance of 15 million shares on incorporation of the Company. In addition, share-based payments include settlement of consulting fees by the issuance of shares. In connection with the amalgamation agreement the Company had a one-time listing expense of $2,298,615 in the period ended September 30, 2021. The Company has no comparative financial information as it was incorporated on January 30, 2021.

An unrealized loss on investments in digital currencies of $14,562 was recorded during the period, which resulted from the decrease in the market price of the Company’s digital currency holdings. The Company has experienced unrealized gains in relation to its holdings of Bitcoin and Ethereum from purchase to September 30, 2021 and has unrealized losses in its other digital currencies it has invested in.

For the Three Months Ended September 30, 2021

The Company’s net loss totalled $3,626,071 for the three months ended September 30, 2021, with basic and diluted loss per share of $0.08 per common share. Net loss primarily consisted of a one-time listing expense in connection with the amalgamation agreement of $2,298,615, share-based payments of $684,545, marketing and customer development costs of $442,173 and research and development costs of $445,597. The Company has no comparative financial information as it was incorporated on January 30, 2021.

An unrealized gain on investments in digital currencies of $283,553 was recorded for the three month period ended September 30, 2021, mainly as a result of gains in Bitcoin and Ethereum of $267,179 and $108,385 respectively. The gains noted above were however offset by a decrease in other digital currencies such as Compound and Uniswap which decreased by $35,736 and $28,333 respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2021, the Company had total assets of $25,372,220. Cash was $20,346,956, and $4,110,325 was held in digital currencies as at September 30, 2021. The Company received 16.6228 Bitcoin in its private placement on the issuance of 4,080,000 common shares. The Company allocates some of its financial capital to various digital assets. The Company’s investments in digital assets are long term investments.

During the period ended September 30, 2021, the Company completed private placements with issuance of 58,631,704 common shares for gross proceeds of $28,564,155. An additional 1,700,206 common shares issued in connection with the Amalgamation agreement, 547,251 common shares to settle past service costs and debt of $205,384. An additional 14,164 common shares were also issued upon the exercise of 14,164 options, for proceeds of $6,503 and 17,500 common shares on vesting of restricted share units..

As at September 30, 2021, and as at the date of this MD&A, the Company has no debt or borrowings.

During the period ended September 30, 2021, the Company experienced cash outflows of $2,691,997 from operating activities, cash outflows of $3,052,774 from investing activities, and received cash inflows of $26,061,195 from financing activities. Overall, cash increased by $20,346,956.

As of September 30, 2021, the Company held $4,110,325 in digital currency investments that may be converted to cash should the Company need additional liquidity.

The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. The financial statements do not reflect the adjustments to the carrying amounts of assets and liabilities and the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Management believes its working capital will be sufficient to support the activities for the next twelve months and expects to raise additional amounts.

Since March 2020, several measures have been implemented in Canada and the rest of the world in response to the increased impact from the novel coronavirus (“COVID-19”). The current circumstances are dynamic and the impact on our business operations cannot be reasonably estimated at this time. We anticipate this could have an adverse impact on our research and development plans, results of operations, financial position and cash flows during the current fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of entities where the executive officers and directors of the Company are principles. Their position in these entities results in their having control or significant influence over the financial or operating policies of these entities.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel are the Company’s executive management team and members of the Board of Directors.

Key management personnel compensation comprised of share-based compensation on a graded basis related to the fair value of the stock options granted, the fair value of any share based renumeration to these key management personal and its recognition in these financial statements, and any salaries paid to these key management personnel. During the period ended September 30, 2021, related party transactions were as follows:

September 30, 2021 $
Share-based payments(1)	715,958
Salaries and benefits (2)	168,062
Professional fees	39,467
923,487

(1) The Company issued 15,000,000 common shares at $0.002 per share for total proceeds of $30,000 and recognized a share based payment of $0.018 per share for a total of $300,000. The 15,000,000 common shares will be held in escrow upon the completion of the Arrangement with Austpro. Additional $445,958 for options and RSUs granted to directors and the former CFO.

(2) A total of $120,426 is recorded as part of the research and development costs and an additional $47,636 is included as part of the salaries and benefits costs.

These transactions were in the normal course of operations. The amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment. As at September 30, 2021, a total of $4,455 was the balance owed to the directors and officers of the Company included in accounts payable and accrued liabilities.

The company also had an outstanding balance of $65,370 to related parties in the form of unsecured loans working capital requirements.

CAPITAL MANAGEMENT

The Company includes all components of equity in the definition of capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its suite of products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust capital structure, the Company may consider issuing new shares, and/or issue debt, acquire or dispose of assets, or adjust the amount of cash and investments on hand. The Company is not currently subject to any externally imposed capital requirements.

The Company has been dependent upon external financings to fund activities. Until such time as it begins to generate revenue, in order to carry out planned expenditures and pay for administrative costs, the Company will spend its existing working capital and may seek to raise additional funds as needed.

In order to maximize ongoing development, the Company does not pay out dividends. The Company’s investment policy is to keep its cash on deposit in an interest bearing Canadian chartered bank account. Some cash is kept on deposit with fiat to digital currency exchanges in order to facilitate the Company’s business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

IFRS 13, Fair-Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of September 30, 2021, the fair value of cash held by the Company and funds held in trust was based on Level 1 of the fair value hierarchy. Digital assets are measured using Level 2 fair values.

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.

Financial risk management

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adhere to market conditions. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company’s exposure to each of the risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included as applicable.

The Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

(i)	Currency risk

The Company’s expenses are primarily denominated in Canadian dollars. The Company’s corporate office is based in Canada and current exposure to exchange rate fluctuations is minimal. As at September 30, 2021, the Company was exposed to currency risk through the cash held that are denominated in US dollars. As at September 30, 2021, the Company held approximately $824,262 (US$646,937) of its cash in US Dollars. A 10% depreciation of the US dollar against the Canadian dollar would result in approximately $82,000 in the Company’s loss for the period. Conversely, a 10% appreciation of the US dollar relative to the Canadian dollar would have the opposite affect

(ii)	Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short term. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

(iii)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and funds held in trust. To minimize the credit risk, the Company places its cash with major financial institutions. The Company uses the services of Coinbase for its digital assets. Coinbase is considered one of the top custodians for cryptocurrency. The Company does not self-custody its digital assets.

(iv)	Price and concentration risk

Price risk is the risk of dispositions of investments at less than favourable prices due to unfavourable market conditions. The Company is exposed to price and concentration risk on its investment in digital assets.

(v)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

(vi)	Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and global political and economic conditions. In addition, the Company may not be able to liquidate its digital assets at its desired price if required as digital assets have a limited history and fair value historically has been volatile. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company holds digital assets on Coinbase with a total value of 4,110,325 (US$3,226,062). At September 30, 2021, had the market price of the Company’s holdings of digital assets changed by 10% with all other variables being constant, the corresponding digital asset value change would amount to approximately $411,000.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 3 of its audited financial statements for the period ended September 30, 2021.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the carrying value and recoverability of intangible assets;
ii.	valuation of crypto assets

The Company currently holds certain digital assets, which are considered to be identifiable non-monetary assets without physical substance and are treated as intangible assets not subject to amortization under the scope of IAS 38 Intangible Assets.

Digital assets are measured at fair value using the quoted price on coinmarketcap.com. Management considers this fair value to be a level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges. The Company is relying on the data available at coinmarketcap.com to be an accurate representation of fair value.

Critical accounting judgments

1.	the classification of financial assets and financial liabilities, which involves judgments or assessments made by management,

2.	the determination of whether it is likely that future economic benefits associated with the intangible asset capitalized will flow to the Company, which may be based on assumptions about future events or circumstances, and

3.	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

Intangibles (Cryptographic assets)

Initial recognition

The accounting for cryptographic assets (investment in digital currency) requires management to make judgment based on entity’s business model and purpose for holding to determine the reporting model.

Considering above factors, management has determined, that Company’s investment in cryptographic assets likely meet the definition of an intangible asset under IAS 38, ‘Intangible Assets’, because:

•	it is a resource controlled by an entity (that is, the entity has the power to obtain the economic benefits that the asset will generate and to restrict the access of others to those benefits) as a result of past events and from which future economic benefits are expected to flow to the entity;
•	it is identifiable, because it can be sold, exchanged or transferred individually;
•	it is not a non-monetary asset; and
•	it has no physical form.

Subsequent measurement

After initial recognition, all cryptographic assets (intangibles) with an active market are carried at fair value less impairment losses. Valuations are performed regularly to ensure that the carrying amount does not materially differ from its fair value.

Increases to carrying value resulting from revaluations are recognized in other comprehensive income and accumulated in equity under revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that it offsets an existing surplus on the same asset recognized in comprehensive income.

Cryptographic assets are measured at fair value using the quoted USD price on coinmarketcap.com, where all of the Company’s Cryptographic assets are held. The Company converts the price from USD to CAD based on the closing exchange rate obtained from the Bank of Canada on each reporting period. Coinmarketcap.com is a price aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

Research and Development Expenditures

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

As at September 30, 2021, the Corporation had not recognized any internally-generated intangible assets.

Impairment of assets

The carrying amount of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve.

The fair value of options is determined using a Black–Scholes pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Restricted share units

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units (“RSU’s”), the fair value of the grant is determined by multiplying the Company’s share price at grant date by the number of RSU’s granted. The resulting fair value of the RSU’s is then adjusted for an estimated forfeiture rate which is determined based on historical data and is recognized over the vesting period. Actual number of RSU’s that will eventually vest is likely to be different from estimation

OUTSTANDING SHARE DATA AS AT THE DATE OF THIS MD&A

As at the date of this MD&A, the Company has 75,317,768 common shares outstanding. The Company also has 2,130,552 incentive stock options outstanding, exercisable at a weighted average exercisable price of $0.91 per share and 439,033 warrants were also outstanding with an exercisable price of $1.00. There were 910,503 warrants outstanding with an exercisable price of $1.95 and 7,215,254 warrants outstanding with an exercisable price of

$2.55. In addition, the Company had 1,667,500 Restricted Share Units outstanding.

At the date of this report, there are 12,403,846 common shares subject to escrow restrictions.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have implemented a system of internal controls that we believe adequately protects the Company’s assets and is appropriate for the nature of the Company’s business and the size of the Company’s operations. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s assets are safeguarded. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by us is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure. Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The internal controls are not expected to prevent and detect all misstatements due to error or fraud. There were no changes in the Company’s internal control over financial reporting that occurred during the period ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2021. Based on the foregoing evaluation, our Chief Executive Officer and our Chief Financial Officer, concluded that due to our limited resources our disclosure controls and procedures were not effective. Specifically, our internal control over financial reporting was not effective due to material weaknesses related to a limited segregation of duties due to our limited resources and the small number of employees. Management has determined that this control deficiency constitutes a material weakness which can result in material misstatements of significant accounts and disclosures that would result in a material misstatement to our interim or annual financial statements that would not be prevented or detected. In addition, due to limited staffing, we are not always able to detect minor errors or omissions in reporting. Going forward, management anticipates that additional staff will be necessary to mitigate these weaknesses, as well as to implement other planned improvements. The Company is currently in the process of improving its disclosure controls and procedures by implementing new policies and guidelines for internal controls and governance as well as increasing the number additional staff that should enable us to document and apply transactional and periodic controls procedures, permit a better review and approval process and improve quality of financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.